November 15, 2018

Dawn Cames
President and Chief Financial Officer
Ficaar, Inc.
257 Varet Street
Brooklyn, New York 11206

       Re: Ficaar, Inc.
           Amended Registration Statement on Form 10-12G
           Filed November 6, 2018
           File No. 000-33467

Dear Ms. Cames:

       We have reviewed your filing and have the following comment.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

Form 10-12G/A filed November 6, 2018

General

1. We note your response to our prior comment 2. We continue to believe, based on your minimal operations and minimal assets, that you are a shell company. We note in this
      regard that you do not identify any concrete activities of the company beyond preparatory activities, and that it appears from your response that there has been no concrete progress in the implementation of your business plan since your original filing in January 2018.
      Please revise to identify the company as a shell company and caution investors as to the highly illiquid nature of an investment in the company's shares. Refer to Exchange Act
      Rule 12b-2. Discuss the resale limitations of Rule 144(i) in the filing.


       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Dawn Cames
Ficaar, Inc.
November 15, 2018
Page 2

action by the staff.

        You may contact Joseph Kempf, Senior Staff Accountant at (202) 551-3352 or Robert
Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas,
Attorney Advisor, at (202) 551-3436 or Paul Fischer, Attorney Advisor, at (202) 551-3415 with any other questions.



                                                          Sincerely,
FirstName LastNameDawn Cames
                                                          Division of
Corporation Finance
Comapany NameFicaar, Inc.
                                                          Office of
Telecommunications
November 15, 2018 Page 2
cc:       Matheau Stout, Esq.
FirstName LastName